UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
 ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☐   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

Name of issuer
Beauty Park Group Inc.

Legal status of issuer

   Form
   C-Corporation

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   July 24, 2017

Physical address of issuer
616 N. Croft Ave. Suite 3 West Hollywood, CA 90048

Website of issuer
www.beautypark.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes

☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑ First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$600,000

Deadline to reach the target offering amount
July 13, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
6

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$226,214	N/A
Cash & Cash Equivalents	$ 30,565	N/A
Accounts Receivable	$ 0.00	N/A
Short-term Debt	$ 5,784	N/A
Long-term Debt	$ 0.00	N/A
Revenues/Sales	$ 4,766	N/A
Cost of Goods Sold	-$ 3,700	N/A
Taxes Paid	$ 0.00	N/A
Net Income	-$ 22,669	N/A

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financial Statements
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
May 24, 2018

Beauty Park Group Inc.



Up to $600,000 of Crowd Notes

Beauty Park Group Inc. ("Beauty Park", the "Company," "we," "us", or "our") is offering up to $600,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by July 13, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by July 13, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $600,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to July 13, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at www.beautypark.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.seedinvest.com/beauty.park

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Beauty Park Group Inc. is a Delaware C-Corporation, formed on July 24, 2017.

The Company is located at 616 N. Croft Ave. Suite 3 West Hollywood, CA 90048.

The Company's website is www.beautypark.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/beauty.park and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$600,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$500 or $200 for those Purchasers enrolled in SeedInvest's Auto Invest Program
Offering deadline	July 13, 2018
Use of proceeds	See the description of the use of proceeds commencing on page 10.
Voting Rights	See the description of the voting rights on pages 10, 12 and 15.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The

Company is still subject to all the same risks that all companies in its business, and all companies in the economy are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. While we have prepared unaudited financial statements for the year ended December 31, 2017 (which are attached as Exhibit B hereto), which have been reviewed by an independent public accountant, we have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. As an early stage company, we plan to significantly increase our customer base through a variety of marketing campaigns, including increasing the visibility of our website through the marketing efforts involving influencers in the beauty space. It may prove difficult for the Company to dramatically increase the number of customers that we serve or to establish ourselves as a well-known brand in the competitive beauty space. Additionally, the products we sell may be in a market where customers will not have brand loyalty.

Failure to obtain new clients could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. This pricing pressure may result in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Brian Wookun Park. There can be no assurance that he will continue to be employed by the Company for a particular period of time. The loss of any key employee or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

In general, demand for our products and services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Beauty Park is an early-stage company and has limited revenue traction to date. Beauty Park is a membership-based e-commerce community offering beauty products at compelling price points. Given that our management team is comprised of seasoned professionals in the beauty industry space, we are deeply optimistic that the e-commerce community are a building will be strongly welcomed by beauty consumers. However, given that the Company is an early-stage company with a business model that is as of yet unproven, the Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. We may find it harder than we anticipate to generate revenue in the near future through marketing strategies as we endeavor to grow our customer base.

The Company does not have an employment contract in place with Brian Wookun Park, the CEO. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-solicitation. As a result, if Brian were to leave Beauty Park, the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. There is no guarantee that an employment agreement will be entered into.

We currently obtain products from single or limited sources, and are subject to significant supply and pricing risks. Many products, including those that are available from multiple sources, are at times subject to industry-wide shortages. While the Company has entered into agreements for the supply of many products, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of products may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of products. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of one (1) times their purchase price or the number of shares of preferred stock (or common stock, if no preferred stock have yet been issued) such investors would have been able to purchase using the valuation cap of $2,500,000. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing of at least $1,000,000 in which shares of preferred stock are issued), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $2,500,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 15%, or based on a $2,500,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $2,500,000 valuation cap, so you should not view the $2,500,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 8 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting and other rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (defined as an investor investing less than $50,000 in a Crowd Note) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investor proxy agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 99.01% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
An online retail community for beauty consumers.

Business Plan
We plan to partner with brands and influencers, in addition to streamlining our order processing.

The Company's Products and/or Services

Product / Service	Description	Current Market
Online beauty marketplace and community	A membership rewards retail experience for beauty connoisseurs.	Beauty consumers.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are beauty consumers.

Intellectual Property
The Company is not materially dependent on any intellectual property.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering

expenses;
- If the Company raises the Closing Amount, it will use 12.13% of the proceeds, or $24,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 9.04% of the proceeds, or $54,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Administrative	17%	17%	20%
Inventory	15%	15%	21%
Sales and Marketing	52%	52%	45%
Web Development	16%	16%	14%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Brian Wookun Park	Founder, CEO, CFO and Director (July, 2017 – Present)	Founder, CEO, CFO and Director of the Company (July, 2017 – Present) Founder and CEO of skincare products company, Open Research Group Cosmeceuticals, LLC (June 3, 2011 to December 2017)
Tim Yun	Chief Technology Officer (July, 2017 – Present)	Chief Technology Officer of the Company (July, 2017 – Present) Vice-president of Ecommerce and IT of e-commerce clothing retailer, GS LOVE (September 2017 – May 2018) Executive Director of E-Commerce of clothing retailer, YMI Jeanswear, Inc. (May 2015 to September 2017)
Hazuki Miya	Chief Merchandising Officer (July, 2017 – Present)	Chief Merchandising Officer of the Company (July, 2017 – Present) Co-founder and Purchasing Manager of Asian beauty products retailer, Js & H Apothecary Inc. (dba Palace Beauty Galleria) (November 2008 – June 2017)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 6 individuals providing services to the Company.

CAPITALIZATION AND OWNERSHIP
Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	1,000,000	One vote per share	N/A	99.01%	
Restricted Common Stock	10,000	One vote per share	N/A	0.99%	

The Company has the following debt outstanding: None.

Ownership
A majority of the shares of capital stock of the Company is owned by one person, Brian Wookun Park.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Brian Wookun Park	Common Stock	99.01%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations Beauty Park Group, Inc. ("the Company") is a corporation organized under the laws of the States of Delaware and California. The Company operates a monthly member's discount club for beauty enthusiasts that offers the ability to earn points for sharing their opinion on purchased products. Customers have the ability to accrue points that can later be redeemed for merchandise.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $30,565 in cash on hand as of December 31, 2017 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider the valuation of the Company and the factors used to reach such valuation. Note that while no specific valuation has been assigned to the Company pursuant to this offering, the Crowd Notes convert to capital stock of the Company based upon a valuation cap of $2,500,000 under certain circumstances as described further below. The valuation cap is not itself a valuation of the Company per se. You are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years: 10,000 shares of restricted common stock issued to a strategic supplier on February 8, 2018 pursuant to a exemption from registration under Section 4(a)(2) of the Securities Act of 1933 in connection with such supplier's entry into a product reseller agreement with us.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 15% to the price in the qualified equity financing, subject to a $2,500,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the original purchase amount of the Crowd Notes plus outstanding interest, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $2,500,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 2%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $200,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Founder and CEO, Brian Park lent $5,783.61 to the Company to cover operational expenses, which loan amount is repayable to Brian pursuant to a promissory note.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is

limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
   (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
   (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
   (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
   (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
   (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
   1. To the Company that sold the Securities
   2. To an accredited investor
   3. As part of an Offering registered with the SEC (think IPO)
   4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Beauty Park Group Inc.

/s/Brian Wookun Park
(Signature)

Brian Wookun Park
(Name)

CEO and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Brian Wookun Park
(Signature)

Brian Wookun Park
(Name)

CEO and Director
(Title)

May 24, 2018
(Date)

Instructions.

1.	The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.	The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

BEAUTY PARK GROUP, INC.

Unaudited Financial Statements for The Year Ended December 31, 2017

May 16, 2018



Jason M. Tyra CPA PLLC

Independent Accountant's Review Report

To Management
Beauty Park Group, Inc.
West Hollywood, CA

We have reviewed the accompanying balance sheet of Beauty Park Group, Inc. as of December 31, 2017, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's fi-nancial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
May 16, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

BEAUTY PARK GROUP, INC.
BALANCE SHEET
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS	
Cash	$ 30,565
TOTAL CURRENT ASSETS	30,565
NON-CURRENT ASSETS	
Plant, Property, & Equipment	2,585
Less: Accumulated Depreciation	(1,506)
Intangible Assets	194,596
Less: Accumulated Amoritzation	(26)
TOTAL NON-CURRENT ASSETS	195,650
TOTAL ASSETS	226,214

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Related Party Loan	5,784
TOTAL LIABILITIES	5,784
SHAREHOLDERS' EQUITY	
Common Stock (1,000,000 shares authorized, 1,000,000 issued and outstanding. $.0001 par value)	100
Additional Paid in Capital	243,000
Retained Earnings	(22,669)
TOTAL SHAREHOLDERS' EQUITY	220,431
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 226,214

Unaudited- See accompanying notes.

BEAUTY PARK GROUP, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2017
_____

Operating Income		
Sales	$	4,766
Cost of Goods		(3,700)
Gross Profit		1,065
Operating Expense		
Salaries Expense		13,428
Advertising & Promotion		5,560
General & Adminstrative		2,214
Depreciation		1,506
Legal & Professional		1,000
Amortization Expense		26
		23,734
Net Income from Operations		(22,669)
Net Income	$	(22,669)

BEAUTY PARK GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017
_____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(22,669)
Related Party Loan		5,784
Net Cash Flows From Operating Activities		(16,885)
Cash Flows From Investing Activities		
Change in Fixed Assets		(670)
Change in Accumulated Depreciation		1,506
Change in Intangible Assets		(123,390)
Change in Accumulated Amortization		26
Net Cash Flows From Investing Activities		(122,528)
Cash Flows From Financing Activities		
Change in Additional Paid in Capital		243,000
Issuance of Common Stock		100
Change in Related Party Loan		(73,122)
Net Cash Flows From Investing Activities		169,978
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		30,565
Cash at End of Period	$	30,565

BEAUTY PARK GROUP, INC.
STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2017
_____

Starting Equity (Deficit)	$	-
Issuance of Stock		100
Additional Paid in Capital		243,000
Net Income (Loss)		(22,669)
Ending Equity (Deficit)	$	220,431

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Beauty Park Group, Inc. ("the Company") is a corporation organized under the laws of the States of Delaware and California. The Company operates a monthly member's discount club for beauty enthusiasts that offers the ability to earn points for sharing their opinion on purchased products. Customers have the ability to accrue points that can later be redeemed for merchandise.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Property, Plant, & Equipment

The Company capitalizes assets with an original purchase price of more than $500 and a useful life of more than one year. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. Revenue is stated net of purchase discounts and sales taxes collected on behalf of the states in which the Company operates.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2016 and 2017, will remain subject to review by the Internal Revenue Service until 2020 and 2021, respectively.

The Company is subject to income tax filing requirements in the State of Delaware. The Company's tax filings in the State of Delaware for 2016 and 2017 remain subject to review by that State until 2020 and 2021, respectively.

The Company is subject to income and franchise tax filing requirements in the State of California. The Company's tax filings in the State of California for 2016 and 2017 remain subject to review by that State until 2020 and 2021, respectively.

NOTE C –RELATED PARTY LOAN

On December 31, 2017 the Company borrowed money from Brian Park, its CEO ("the Related Party Loan"). The Related Party Loan is unsecured, accrues interest at the rate of 5% per annum, and matures on December 31, 2018.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E - INTANGIBLE ASSETS

Intangible assets include costs incurred for website development and purchase of the Company's domain name.

NOTE F - SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before May 16, 2018, the date that the financial statements were available to be issued.

EXHIBIT C
PDF of SI Website


BEAUTY
PARK
This presentation contains offering materials prepared solely by Beauty Park
assistance of SI Securities, and not subject to FINRA Rule 2210. This
forward-looking statements and information relating to, among other things, the
business plan and strategy, and its industry. These statements reflect
views with respect to future events based information currently available and
and uncertainties that could cause the company's actual results to differ
cautioned not to place undue reliance on these forward-looking statements as
illustrative purposes and they do not represent guarantees of future results,
performance, or achievements, all of which cannot be made. Moreover, no
person or entity assumes responsibility for the accuracy and completeness of
statements, and is under no duty to update any such statements to conform
results.

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Tech-driven community and marketplace for beauty enthusiasts

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$500	**$2,500,000**	**Crowd Note**
Minimum	Valuation cap	Security Type

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Time Left 50d : 11h : 17m

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exhange or is acquired.

Share:

Beauty Park is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Beauty Park without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- 170+ active beauty brands; 500+ beauty brands in queue to be activated. Active brands include Kate Somerville, Drunk Elephant, Kevyn Aucoin and more.
- More than 81 registered influencers with 1,500,000+ follower
- 200+ active users and 50+ active members
- Average MoM user growth of 66% from Jan '18 to April '18
- Average MoM paid member growth of 122% from Jan '18 to April '18

Fundraise Highlights

- Total Round Size: US $600,000
- Raise Description: Seed
- Minimum Investment: US $500 per investor
- Security Type: Crowd Note
- Valuation Cap: US $2,500,000
- Target Minimum Raise Amount: US $200,000
- Offering Type: Side by Side Offering

Beauty Park is a technology-driven, membership-based e-commerce community. We reward consumers for reviews, testimonials, and community engagement. We are revolutionizing the way people shop online - starting with beauty.

OVERVIEW

We've all been lost in the online shopping jungle – spending hours comparing products, wondering if the information is true or biased, jumping from site to site for the best price, combing through hundreds of product reviews only to buy a product that doesn't meet our needs or expectations. Life is full of letdowns; our online purchases shouldn't be one of them.

- On average, an online shopper makes nine visits to a retailer's site before purchasing.
- 67% of online shoppers need to see 4-10 reviews before they trust a product.
- 52% make a buying decision based on the lowest online price.
- 81% of shoppers conduct online research before making a purchase.

In search of a better way, we asked ourselves: what would online shopping look like if it was less about marketing hype and more about data provided by customers sharing their real experiences?

We couldn't find a platform that helped customers make smarter buying decisions, so we built one ourselves.

Beauty Park is a technology-driven, membership-based e-commerce community that offers the lowest online prices and rewards members for creating content.

Beauty Park is a technology-driven, membership-based e-commerce community offering low online prices and while rewarding content.

WHY BEAUTY?

Aside from being one of few industries offering recession-proof sales growth, the vertical presents key factors that show the beauty industry is ripe for disruption. Our team is comprised of beauty industry experts who understand the nuances of product sourcing, marketing, and distribution.

- **Rapidly Growing Online Market Size**: From 2016 to 2020, the global online beauty and personal market is projected to have a growth rate of 17%.
- **High Product Margins**: Depending on sales channel, beauty products have margins ranging from 50% to 80%.
- **Global is Local** : There are thousands of international beauty brands entering the U.S. marketplace. International and domestic brands are looking for additional revenue channels.
- **Grey Market Fragmentation Opportunity**: Beauty is a highly fragmented industry with a growing grey market issue made worse by the surge of online retail. We have the opportunity to alleviate these fragmentations for brands and customers.

Product & Service

THE PROBLEM

Beauty Park addresses problems for two segments of the beauty industry:

1. Beauty Consumers: Most women in the U.S. are beauty consumers seeking the newest in beauty technology for the best price. Yet most women express dissatisfaction with their current beauty shopping options. Why? Beauty shopping is time-consuming, fragmented, and often unrewarding. The current online retail model does not provide easy access to relevant product-matching information or reward feedback/participation.

2. Beauty Brands: New beauty brands enter the crowded beauty space every day. Many of them quickly realize the enormous expense, time commitment, and resources needed to grow their brand with a conventional retail partner—both in store and online. To circumvent the challenges of partnering with beauty retailers, brands attempt to create their own online audience rather than tapping into an already built-in beauty audience. The slow process of building their own audience is often no match for the relentless costs of running a business.

THE SOLUTION

For Beauty Consumers: Beauty Park offers a one-stop destination for product discovery, purchasing, and rewards. The site offers the following features:

- **Community-Focused Commerce**: Beauty Park allows members to create their own beauty community by following their favorite brands, connecting with other members, and viewing recommendations from their favorite beauty influencers. Beauty Park aggregates information from many sources into one easy-to-understand website.
- **Smart Product-Matching**: While other beauty websites make generic recommendations based on sales data or promotions, Beauty Park is able to make product recommendations based on user feedback from other members with similar skin concerns, lifestyles, and budgets.
- **Low Online Prices**: We currently offer the best beauty products from all over the world at 15-40% off MSRP. As we scale, our goal will be to offer all products at the lowest online prices.
- **Member Rewards**: In beauty, real user testimonials are the most sought-after factor in making a buying decision. Beauty Park encourages its members to leave reviews and interact with the site by offering full-size beauty products and other rewards in exchange for engagement.

For Beauty Brands: Beauty Park helps beauty brands grow their business through engagement, sales, and consumer data. We provide features like:

- **Low Cost Shop-In-Shop**: We allow brands to maintain their brand messaging and visual identity when selling to consumers. On our platform, brands can communicate directly with their customers and build brand evangelism, ensuring that their brand message doesn't become diluted once it hits the retail channel.
- **Instant Access to Beauty-Buying Audience**: We give brands access to an engaged beauty-buying audience that's incentivized to share, resulting in deep insights that contribute to successful brand building.
- **Consumer and Purchasing Analytics**: We share buying behavior data and customer product feedback to inform brand marketing, product development, and customer service decisions.

OUR TARGET CUSTOMER

The Beauty Park consumer is social, ambitious, and a secret beauty obsessive. She's the friend that other pals turn to for advice; from what toner to use if you're battling acne to the best new Netflix show, she always has insightful and knowledgeable answers. She's a savvy shopper that reads plenty of reviews before making a purchase. She skims the comments section of her favorite beauty blogs to find the real scoop on new launches—trusting testimonials from girls like her more than marketing. She will visit a retail store to learn and test the product but will go online to find the best price. She's open-minded and curious; if a brand is being talked about, she wants to try it. Purchasing behavior is as follows:

- Spends at least $500/yr in beauty shopping mostly at Sephora/ULTA.
- She is savvy shopper/price-comparer.
- She is well-researched and knowledgeable.
- She's financially mindful.

REVENUE MODEL

For early stage, we will focusing on the following revenue channels:

- **Consumer Product Sales**: We earn revenue selling products on our website. Currently, our average product margin is 18%. As we scale, we expect to increase this up to 50% based on increased volume and new vendor partnerships. Although we have conservatively forecasted reaching a 50% margin by the end of year two, we may be able to hit that goal earlier with increased capital investment.
- **Consumer Membership**: Beauty Park charges a monthly membership of $10.
- **Brand Advertising Packages**: Beauty Park will offer advertising packages to brands. Brands can pay for product placement on banners, email, and offline marketing activations.
- **Consumer Market Data Package**: Beauty Park will offer consumer analytics to brands for the purpose of new product development, audience targeting, optimizing brand positioning, and improving brand communication.

HOW WE SCALE

In order to scale our online business, we have built automation into many of our customer interactions. As a result, an increase in members and transactions will not substantially increase the amount of work from Beauty Park. Some examples include:

Easy Member Sign-Up: We've simplified the onboarding process to just three steps. First, we allow users to browse the site without registration. Second, we have our customers fill out five simple questions when creating their user profile, which gives them access to member pricing. Lastly, a customer can make their first purchase without commitment through our free 30-day trial membership.

- **Tracking Conversion Metrics**: From visit to purchase, we track every step of a new/existing customer. Marketing and messaging can be automated based on this information.

- **Retargeting Automation**: From first visit to final sale, we use an automated sales funnel. Marketing and messaging is targeted to where they are in the buying process.

- **Expanding Through Partnerships**: We leverage low-cost, high-conversion social media influencers through collaborations and sponsorships. The result is immediate access to hundreds of thousands of beauty consumers without incremental effort from Beauty Park.

GO-TO-MARKETING STRATEGY

For our seed round, our goal is to sign up 1500 active members and reach $1M in gross sales in the first 12 months.

- **Value Proposition**: Beauty consumers can shop for their favorite beauty products and save up to 40% off MSRP. They have an opportunity for additional savings by contributing content.

- **Our Target Customer**: Our target customers are beauty enthusiasts with an age range from 21 to 45 years old. They are well-informed and shop online to find products at the best price.

- **How We Reach Our Target Audience**: In addition to leveraging proven SEM techniques (SEO, PPC), we reach our target customers by collaborating with social media influencers. In exchange for beauty products, influencers post their reviews on beautypark.com and share our platform with their followers.

- **Where We Promote Beauty Park**: We will promote our products on proven platforms, including but not limited to Google Adwords, Facebook Ads, Instagram Advertising, and offline beauty events (tradeshows, pop-ups, etc.). We will also execute partnerships with like-minded brands to expand our reach.

- **Who We'll Promote With**: The beauty industry is saturated with thousands of avid enthusiasts talking about products. This provides an unlimited resource of people who have a social media reach at a fairly low cost.

OUR COMPETITIVE EDGE

Although we're in a highly competitive industry, we believe we have the following advantages:

- **First-Mover Advantage**: We are one of the first company offering a beauty membership that rewards members for engagement. We also partner with brands and provide data for consumer shopping habits..

- **Technology-Driven Development**: Our site gleans customer data by tracking user behavior such as 'liking' a product, leaving a review, uploading a video and following an individual/brand.

- **Low-Cost Inventory Control**: We hold little to no inventory in order to save money and pivot seamlessly. This allows us to grow our catalog and focus on improving user experience.

- **Product Assortment**: We will offer the largest curated catalog of beauty products at the lowest prices online. We currently have 180 brands on the website with 500+ brands in our queue.

- **Industry Expertise** - Our industry experience enables us to understand what products/brands sell well and how to present beauty products to our audience.

- **Crowd-Sourced Content**: We will incentivize members to provide crowd-sourced content to organically build brand credibility and awareness in an authentic way that connects with a skeptical shopping generation.

EXIT STRATEGY

Beauty Park is building its business for an acquisition by a major retailer, distributor, or brand. We are engineering the business to assure that the technology, collected data, and platform present unprecedented value to a big beauty player. Furthermore, we are building our backend infrastructure so that it could be easily integrated with preexisting online/offline infrastructures. Our business presents a seamless path of entry for large companies, facilitating quicker participation in the online beauty space with an engaged buying audience.

Gallery





Slide04.

While traveling in Asia as a Product Marketing Manager for FamilyMart (Japan), Brian Park discovered a sea of innovative Asian cosmetics brands that surpassed their U.S. counterparts in both performance and packaging, but were not being sold in the U.S.

Seeing the opportunity to bring Asian beauty innovation to American customers, Brian opened an Amazon storefront specializing in Asian beauty in 2010. In a short period, he grew his catalog to several thousand products and averaged $30K in monthly sales, confirming the American consumer's appetite for new and innovative beauty products.

Harnessing his growing passion for beauty, Brian decided to launch his own skincare line based on cutting-edge Asian technology. He spent a full year in Asia building relationships with major beauty manufacturers. Leveraging brand-building experience gained at FamilyMart, Brian launched O.R.G Skincare in 2011—working tirelessly to ensure high product margins and complete control over the brand's retail channels.

As a brand owner, Brian gained valuable first-hand experience with all sectors of the U.S. beauty industry. From overseeing product development to navigating complex sales channels, he was able to successfully place his product line in 2000+ retail doors, resulting in millions of dollars in product sales.

Through his experience as a brand owner, Brian was able to meet beauty industry experts with proven track records of success, building what would eventually become the Beauty Park team. Our team was recruited based on their operational expertise, professional successes, and passion for all things beauty.

Founders and Officers



Brian Park
CEO

Brian Park has more than ten years of experience in senior leadership and is a multiple time CEO with expertise in technology, product marketing, and business development. His first beauty brand, O.R.G Skincare, was sold in 2000+ retail doors, including notable beauty retailers such as ULTA, Nordstrom, and Urban Outfitters. He is an expert in the international beauty market with a unique understanding of the Asian market. A natural entrepreneur, Brian understands how to fast-track and optimize small start-up environments. An analytical thinker who excels at execution, Brian expertly creates organizational focus and leads teams with an aggressive management style. He is a versatile leader skilled in operations, creating product value, and elevating consumer experience.



tim yun
CHIEF TECHNOLOGY OFFICER

As an authority in e-commerce and SEO, Tim Yun has been catalyzing online sales for more the 15 years. Driven by a passion for development and automation, he is the current VP of E-commerce at GS LOVE, a company with $30M in annual online revenue. He is also Director of E-commerce at YMI Jeanswear, a company with $7M in annual online revenue. An expert in condensing product information for the online customer, Tim has successfully optimized a catalog of over 50K product SKUs, and managed monthly SEO budgets exceeding $150K.



Hazuki Miya
CHIEF MERCHANDISING OFFICER



Hazuki Miya is the co-founder of Palace Beauty Galleria, the highest-grossing Asian beauty supply in the nation. An expert in predicting product trends, Hazuki successfully curated a catalog of over 20,000 SKUs. She is a personable and reliable business partner who has leveraged 10 years of experience in the beauty industry to build personal relationships with over 150 beauty brands, guaranteeing Beauty Park an exclusive foothold with some of the industry's most valuable brand players.

Would you like to connect with the Beauty Park's team?   YES   NO

Key Team Members



Angela Hansler

Marketing Manager



Nicole Cutright

Marketing Coordinator

Notable Advisors & Investors



Kim Tanner

Advisor, CEO of Kim Tanner Beauty





Bernard Kim

Advisor, CEO of SKINRx



Cindy Kim

Advisor, Co-Founder of Peach & Lilly



Sarah Chung

Advisor, CEO of Landing International

Q&A with the Founder

Can you elaborate on your customer acquisition strategy?

Beauty Park:

- Beauty Influencer Collaborations – Leverage micro-influencer fan base. Partner with micro-influencers (between 5k to 25K followers) with high engagement (5% or higher) in exchange for low-startup fee (less than $100) or free beauty products (used to create influencer content).
- Offline events - Produce beauty events under Beauty Park. Events include exhibits at major beauty shows, cross collaboration events, and pop-up events. Confirmed 2018 events include Beauty Con, Cosmoprof Las Vegas and Carrera Café.
- Community Content – Aggregate unorthodox yet relatable content related to beauty and lifestyle.
- Search Engine Optimization – Leverage proven SEO techniques. Managed by Beauty Park CTO who has 10+ years SEO experience.
- Pay Per Click Advertising – Leverage proven PPC techniques. Managed by Beauty Park CTO who has 10+ years PPC experience.

Q: Can you provide more color to your multiple revenue models?

Beauty Park:

- Product Sales – We currently make 18% margin from product sales. We will increase our product margin when we switch our product supplier from retail store to brand and/or distributor. Our target average for product margin is 38%.
- Membership – We charge B/P members $10/monthly (billed quarterly) for access to our catalog of discounted beauty products.
- Brand Content Building Package - In beauty, product reviews help with brand credibility and product validation. Brand(s) will provide free product + service fee for content. Since we have the ability to provide hyper-focused groups, it will help the brand tremendously.

Q: Please detail barriers to entry to the industry. What is stopping someone with more money from just popping up and taking over this space?

Beauty Park:

- Industry expertise – curating and sourcing popular brands would be, and has been, a barrier to entry for founders without beauty industry experience and networks.
- Creating value – understanding what makes women purchase beauty products, how to create content to effectively sell and offering customized solutions (skincare concerns, lifestyle type, etc) is an asset that other beauty e-commerce websites have trouble obtaining.

Q: What is the $20K of sponsorship revenue in February 2018?

Beauty Park: The $20K sponsorship revenue stems from one of our collaborations. We are producing a B/P exhibit in collaboration with one of our notable partners (Landing International). The exhibit will take place at BeautyCon Los Angeles and Comsoprof Las Vegas.

Q: How are you different from just a regular online beauty store?

Beauty Park:

- Tech wise, we are making a unique way of matching customers with products. A beauty customer has a hard time finding products for them. We are recommending products that consumers are buying based upon similar details (dry skin, diets, etc.). We are also rewarding customers for engagement. Other sites reward you on how much you buy. We reward customers for leaving helpful reviews, interacting with other members. As a part of that, a member of Beauty Park can become their own influencer. This allows other members to follow you and you can now create your own following based upon the user content/reviews you leave on the site.
- Also, we are offering a lot of content and information beyond the products. A lot of brands have a hard time marketing their brand because they are so fragmented. Now the brands can push out content to a very focused group of buyers. In exchange, we will provide the data we collect as well as marketing packages for these brands to promote their business. One example of building brand packages is sample box programs such as BirchBox.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Seed
Round size:	US $600,000
Minimum investment:	US $500
Target Minimum:	US $200,000
Maximum Raise Amount:	US $200,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	15.0%
Valuation Cap:	US $2,500,000
Interest rate:	2.0%
Note term:	18 months

Additional Terms

Closing conditions:	While Beauty Park has set an overall target minimum of US $200,000 for the round, Beauty Park must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Beauty Park's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

:

If Minimum Amount Is Raised



● Sales & Marketing ● Inventory ● Administrative
● Web Development

If Maximum Amount Is Raised



● Sales & Marketing ● Inventory ● Administrative
● Web Development

Investor Perks

We're excited to offer the following perks exclusive to SI investors only. Keep one and share the remaining with family, friends or co-workers. We're confident you'll find someone who'll appreciate these exclusive perks.

For a $1,000 investment,

- 1 annual membership + 40% off retail price on all purchases for the first year on beautypark.com

For a $2,500 investment,

- 3 annual memberships + 40% off retail price on all purchases for the first year on beautypark.com.

For a $5,000 investment,

- 3 annual memberships + 40% off retail price on all purchases for the first year on beautypark.com
- 2 personalized beauty boxes of the best-selling products shipped anywhere in the U.S.

For a $10,000 investment,

- 3 annual memberships + 40% off retail price on all purchases for the first year on beautypark.com
- 4 personalized beauty boxes of the best-selling products shipped anywhere in the U.S.

For a $20,000 investment,

- 5 annual memberships + 40% off retail price on all purchases for the first year on beautypark.com
- 8 personalized beauty boxes of the best-selling products shipped anywhere in the U.S.
- Final decision-maker for graphic design artwork for one marketing activation
- Paid airfare (domestic) to Beauty Park HQ (Los Angeles) for a personal tour and a one-time dinner with management. Also includes invitation to annual dinner with the Beauty Park senior management

Invest by June 10, 2018 and earn double the number of investor perks.

Terms & Conditions:

1. *Double the number of investor perks' defined as multiplying the number of annual memberships and personalized beauty boxes by two. E.g. If an investor invests $10,000 on or before June 10, 2018, the investor will be issued 6 annual memberships + 40% off retail price on all purchases for the first year on beautypark.com and 8 personalized beauty boxes of the best-selling products on beautypark.com shipped anywhere in the U.S.. The discount of 40% off retail price on all purchases for the first year on beautypark.com will not change.*
2. *Annual membership(s) will assigned by the investor and issued by Beauty Park. The investor will submit the recipient's full name, phone number, and email address. Annual membership will be activated one individual completes first purchase on beautypark.com. Annual membership is non-transferable.*
3. *Recipient of annual membership issued by Beauty Park will be limited to 1 unit per 1 item per order. Recipient cannot purchase more than 1 unit of any item per order.*
   Order can only be shipped to default address listed on member dashboard.
   Any abuse may result in membership suspension or cancellation.
4. *Products are not to be resold on any third party website or retail store. Violations may result in membership suspension or cancellation.*

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached to this profile in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

Operations

Beauty Park Group, Inc. ("the Company") is a corporation organized under the laws of the States of Delaware and California. The Company operates a monthly member's discount club for beauty enthusiasts that offers the ability to earn points for sharing their opinion on purchased products. Customers have the ability to accrue points that can later be redeemed for merchandise.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $30,565 in cash as of December 31, 2017, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its units (or grants options over its units) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their units than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your units (or the notes convertible into units) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Market Landscape

MARKET SIZE

In 2016, the U.S. market size for beauty was $80B. Growing at 2.8% annual rate, it is forecasted to hit $90B by 2020. During the same period, the global online beauty and personal care market is projected to have a growth rate of 17%.

TARGET MARKET

Our target is U.S. women ages 18-44, a segment of nearly 60 million customers. We are actively targeting online shoppers who spend at least $500 or more annually on beauty products. Sephora, one of the leading beauty retail chains, confirmed in January 2018 that it currently has 2 million customers who spend more than $1K annually on beauty products.

MARKET POSITION

Beauty Park is responding to the rapidly increasing consumer demand for online beauty. Recent trends in the on-demand economy indicate that the historic beauty industry dependency on in-store purchases is becoming outdated as consumers increasingly demand more services that deliver to their doorstep. It will only be a matter of time before the bulk of beauty purchases will be made online and customers will only go to retail stores for education and testing.

The online beauty space is currently very traditional, crowded, and in need of modernization to appeal to a thirsty beauty customer. We are modernizing the online beauty retail model—competing with established companies on both price, social content, and product discovery by offering a beauty membership model that will offer both monetary and social added value to a customer that heavily spends on beauty products in any given year.

COMPETITION

The online beauty market is highly competitive but easily penetrable. Beauty Park is a unique online model in a space driven by traditional online retailers committed to full-price, non-membership based models

- **Large Chain Beauty Retailers** - The strategy of national beauty retail chains is fundamentally based on in-store purchases and upsell opportunities. Any move to launch a membership-based online shop offering prices below in-store MSRP would decrease customer foot traffic, undermine their upsell opportunities, and jeopardize the financial results of their expansive retail infrastructure. The only option to exist in retail and online membership would be acquire an existing player such as Beauty Park and continue their business as a silent partner.While there can be no assurance that a large beauty retailer chain will seek to acquire the company, we believe this approach will make the company highly attractive to a large strategic buyer.
- **Online Beauty Retailers** - Defined as any online retailer selling beauty products. If the retailer has a direct and legitimate partnership with the brands they sell, they must follow MAP Pricing, forcing them to focus on other upsell opportunities (unique content and/or brand position). If unique content and/or brand position is poorly executed, they have no competitive edge over any other beauty e-commerce site. They also fall victim to the challenges of acquiring inventory upfront. Having performed an in-house audit on the most popular beauty e-commerce sites, it has been determined that the structure of these websites is simple, with little to no technology advancements. Technological advancements include but are not limited to ERP integration, smart-matching technology, etc. This has led to a sea of cookie-cutter companies offering little added value to the customer.
- **Online Beauty Retailer Startups** - Several startups including Wishtrend, Violet Grey, SoKo Glam, and Glow Recipe compete with Beauty Park. They rely on catalog curation and unique content to differentiate themselves. They also fall victim to the challenges of acquiring inventory upfront. After reviewing all the website code related to these competitive retailers, we believe that we are the most technologically advanced beauty solution on the market, and offer the most customer-centric and reliable on-demand service available. Our development calendar puts works on a 12-month timeline, which means we're at least a year ahead of any competitors aiming to enter the marketplace. This competitive edge will only grow as we apply funds to further our technological development.

- **Beauty Subscription Boxes** - Online subscription boxes are currently the hottest trend in the beauty industry. Consumers pay approximately a $10 monthly fee in exchange for sample size beauty products, which contain roughly 1-5 uses. The more successful beauty box companies have amassed a base of 500K to 1M active subscribers. However, the beauty box subscription model is phasing out as brands begin to tire of providing free samples in exchange for low conversion sales numbers. Brands are made to believe that providing samples is a lucrative marketing opportunity when in fact they often see a return conversion rate of less than 1%, leaving them with huge losses. As brands realize the low performance of these boxes, the beauty box programs face limited resources and a declining quality in their offering. However, the initial success of these boxes (which have been thriving for a decade) confirms that consumers are willing to pay a traditional membership fee in exchange for value added. For example, Birchbox has 1M subscribers paying $10/monthly for new product samples to be delivered to their door. Another example, FabFitFun quickly grew to 750K subscribers who pay $49.95 for a quarterly box of products that include beauty products.
- **Amazon** - Amazon is currently the number #1 beauty online retailer. Amazon traditionally competes on the basis of offering the lowest price to the consumer and the widest possible selection, characteristics that are not present in the rest of the beauty industry. Upon further inspection, branded products offered on Amazon are often sold by unauthorized resellers. This grey market business directly hurts brands by undercutting consumer trust, the selling counterfeit products, and shipping products that are past their shelf life. Based on a survey of 100 beauty brands, 76% prefer not to use Amazon. Amazon has historically been unhelpful in alleviating brand concerns. This tension gives Beauty Park an edge in the space—we will partner with brands, provide them with valuable insight, and protect their reputation with customers, which still competing with Amazon by offering lower prices to our members.

Risks and Disclosures

We have not prepared any audited financial statements. While we have prepared unaudited financial statements for the year ended December 31, 2017 (which are attached as Exhibit B hereto), which have been reviewed by an independent public accountant, we have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. As an early stage company, we plan to significantly increase our customer base through a variety of marketing campaigns, including increasing the visibility of our website through the marketing efforts involving influencers in the beauty space. It may prove difficult for the Company to dramatically increase the number of customers that we serve or to establish ourselves as a well-known brand in the competitive beauty space. Additionally, the products we sell may be in a market where customers will not have brand loyalty.

Failure to obtain new clients could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. This pricing pressure may result in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Brian Wookun Park. There can be no assurance that he will continue to be employed by the Company for a particular period of time. The loss of any key employee or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

In general, demand for our products and services is highly correlated with general economic conditions. A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Beauty Park is an early-stage company and has limited revenue traction to date. Beauty Park is a membership-based e-commerce community offering beauty products at compelling price points. Given that our management team is comprised of seasoned professionals in the beauty industry space, we are deeply optimistic that the e-commerce community are a building will be strongly welcomed by beauty consumers. However, given that the Company is an early-stage company with a business model that is as of yet unproven, the Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. We may find it harder than we anticipate to generate revenue in the near future through marketing strategies as we endeavor to grow our customer base.

The Company does not have an employment contract in place with Brian Wookun Park, the CEO. Employment agreements typically provide protections to the Company in the event of the employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-solicitation. As a result, if Brian were to leave Beauty Park, the Company might not have any ability to prevent his direct competition, or have any legal right to intellectual property created during his employment. There is no guarantee that an employment agreement will be entered into.

We currently obtain products from single or limited sources, and are subject to significant supply and pricing risks. Many products, including those that are available from multiple sources, are at times subject to industry-wide shortages. While the Company has entered into agreements for the supply of many products, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of products may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of products. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Beauty Park

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Beauty Park. Once Beauty Park accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Beauty Park in exchange for your securities. At that point, you will be a proud owner in Beauty Park.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Beauty Park has set a minimum investment amount of US $500.
Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Beauty Park does not plan to list these securities on a national exchange or another secondary market. At some point Beauty Park may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Beauty Park either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?
This is Beauty Park's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Beauty Park's Form C. The Form C includes important details about Beauty Park's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

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EXHIBIT D
Investor Deck



This presentation contains offering materials prepared solely by Beauty Park without the assistance of SI Securities, and not subject to FINRA Rule 2210. This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



TECH-DRIVEN
COMMUNITY & MARKETPLACE
FOR BEAUTY ENTHUSIASTS

THE PROBLEM BEAUTY CONSUMERS FACE

FINDING THE RIGHT BEAUTY PRODUCT IS A TIRESOME JOURNEY



THE ZIG-ZAGGY HUNT
OFFLINE
ONLINE
MAGAZINES, FRIENDS
WORD OF MOUTH
CELEBRITIES, SOCIAL MEDIA
BRICK & MORTAR STORE
LEARN
Consumer goes to a retail store to do initial research.
SOCIAL MEDIA
REVIEW
Consumer spends hours online validating product via beauty experts and user reviews.
BRICK & MORTAR STORE
EDUCATE
Consumer goes back to a retail store to asks more questions and compare products.
ECOMMERCE
PURCHASE
Consumer performs price search online and finally purchases.
NOT SATISFIED WITH PURCHASE
PRODUCT RETURN
STARTS OVER AGAIN



ONLINE



THE PROBLEM
FOR BEAUTY BRANDS

BEAUTY BRANDS HAVE TROUBLE PENETRATING
THE ONLINE BEAUTY WORLD

COMMON PITFALLS

LACK OF EXPERIENCE

Beauty brands know product development, but have no idea about online marketing.

TOO EXPENSIVE

When beauty brands do it themselves, they incur enormous costs.

WHOM TO TRUST?

Agencies overpromise and under-deliver.



BEAUTY PARK IS A TECH-DRIVEN

E-COMMERCE COMMUNITY

OFFERING THE LOWEST ONLINE PRICES

WHILE REWARDING CONTENT.

BEAUTY PARK

HOW IT WORKS FOR BEAUTY CONSUMERS



1. Visitor browses Beauty Park catalog

2. Visitor creates **FREE** profile to see member prices

3. Visitor makes purchase at member price (15% to 40% off retail)

4. 30-day trial membership begins day of first purchase

5. B/P Member leaves product review or engages with community to earn points

6. B/P Member can apply points for any future purchase

7. After 30-day trial, quarterly membership of $10/monthly is captured



HOW IT WORKS FOR BEAUTY BRANDS

BRANDS

- As a brand partner…
- Plug and play platform to sell on
- Receive valuable user feedback and analytics
- Option for product placement by purchasing ads







1. Beauty brand and Beauty Park connect with one another
2. Beauty Park evaluates brand products, brand marketing collateral, and other brand assets
3. Once approved, brand is uploaded for immediate selling and given access to marketing tools to promote brand



HOW CAN THIS EXIST IN A COMPETITIVE MARKET?



amazon

- Beauty is immune to Amazon
- Brands equate Amazon with low-end distribution
- Brands prefer not to work with Amazon because they allow unauthorized resellers
- Brands are desperate for consumer analytics that Amazon does not provide



OTHER PLAYERS

- Other sites are e-commerce only with no community - community helps build brands
- Beauty retail chains (Sephora, Ulta, etc.) are unable to exercise value pricing online because of their retail stores



This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

MARKET ANALYSIS:
RAPIDLY GROWING U.S. ONLINE BEAUTY MARKET

U.S. MARKET SIZE:



2016 | $80B
2020 | $90B

* Source: BusinessWire **Source: Euromonitor

FROM 2016 TO 2020

THE GLOBAL ONLINE BEAUTY MARKET

IS PROJECTED TO HAVE A GROWTH RATE

OF 17%





MARKET ANALYSIS:
BEAUTY IS A SOCIAL MARKET

$300K
customer LTV based on market research

60%
discover new beauty products through Instagram

81%
conduct online research before making a purchase

Micro-Influencers are becoming the most influential

VALUE PROPOSITION
FOR BEAUTY CONSUMERS

COMMUNITY FOCUSED COMMERCE
B/P members can connect with one another and share product experiences resulting in a smarter-buying decision.

SMART-MATCHING
Other sites make buying suggestions based on what others bought. We recommend products based on matching attributes from member profiles.

INFLUENCE OTHERS
B/P Members can build and monetize their own following.







BEAUTYPARK
A BEAUTY MINUTE WITH REESE
SHOP BESTSELLER
SHOP B/P PICKS

BEAUTYPARK
WE ARE B/P
MOST TALKED ABOUT
IN OUR WORDS
IN YOUR WORDS
20%





BEAUTYPARK
SKIN CARE
BEST SELLER
JUST ARRIVAL
B/P PICK
ZERO WASTE / LAUREN SINGER

BEAUTYPARK
MEMBER VIDEOS
MEMBER REVIEWS
ZERO WASTE / LAUREN SINGER

VALUE PROPOSITION FOR BEAUTY CONSUMERS

EARN REAL REWARDS

B/P Members accrue points through engagement. Points can be redeemed for lifestyle rewards in fashion, jewelry and more.

EXAMPLE

Written review	100
Video review	500
Following a brand	10
Following a member	10
Member following you	10

680 POINTS = $6.80
(toward future purchase)



BEAUTY PARK

VALUE PROPOSITION FOR BEAUTY BRANDS

PLUG-AND-PLAY PLATFORM TO SELL

We provide a low-investment shop-in-shop resulting in an additional revenue channel.

DEMOGRAPHIC INFO & ANALYTICS

Brands will have access to consumer feedback, analytics and granular data regarding customer preferences.

EXAMPLE

Gender Distribution
Ethnic Distribution
Age Distribution
Income Distribution





BRAND DATA REPORT
USER FEEDBACK & ANALYTICS



BEAUTY PARK | BRAND ANALYTICS
Number of Product Reviews
Number of Visitors on Brand Page
124
Number of Mentions
177
Overall Brand Ranking
30.42%
5.05K
Ranking by Product
Type of Comments Made by Reviewers

NOTABLE BRANDS ON BEAUTY PARK INCLUDE:



kai | COSRX EXPECTING TOMORROW | fresh | GLAMGLOW | COOLA





TONY MOLY | rms | KEVYN AUCOIN | REN CLEAN SKINCARE | juice



Huxley | Dr.Jart+ | SK-II | SACHAJUAN | NUDESTIX



170+ ACTIVE BRANDS

500+ NUMBER OF BRANDS IN QUEUE TO BE ACTIVATED



BEAUTY PARK

MARKETING:
INFLUENCER COLLABORATIONS

THE EMERGENCE OF THE MICRO-INFLUENCER

For marketing, we team-up with low-cost beauty influencers with high-engagement.

81+

Registered social media influencers

1.5M+

Combined number of followers

WHY THEY LOVE US

Opportunity to monetize followers and receive new products for content creation,







suziekbeauty

1,363 posts   16.9K followers   1,036 following

Message

overglowedit

felicialatour

3,375 posts   87K followers   534 following

Message

675 posts   40.6K followers   473 following

Follow





OUR COMPETITION: COMPARISON CHART



SHIELD
WASH
YURICA
B

	K-BEAUTY SITES	U.S. BEAUTY SITES	BEAUTY PARK
Domestic Products		✓	✓
International Products	✓	✓	✓
Monetize Followers			✓
Brand Shop-In-Shop			✓
Smart-Matching			✓
One-Touch Purchasing		✓	✓
Data Collection		✓	✓
ERP (Cloud-based)			✓
Consumer Membership			✓



This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

BEAUTY PARK
BUSINESS MODEL

CONSUMERS
Consumer saves up to 40% off purchases

BRANDS
Instant access to real buying audience

REVENUE STREAMS:

1. PRODUCT SALES
2. MEMBERSHIP SALES
3. BRAND SPONSORSHIPS





SALES GROWTH

Jan '18 — $522.00
Feb '18 — $1,004.00
Mar '18 — $755.00
Apr '18 — $5,818.00

$8,099.00
IN PRODUCT SALES TO DATE



USER GROWTH

PAID MEMBER GROWTH

Jan '18 — 47 / 6
Feb '18 — 77 / 11
Mar '18 — 163 / 36
Apr '18 — 202 / 53

122%
AVERAGE PAID MEMBER GROWTH MoM

66%
AVERAGE USER GROWTH MoM



BEAUTY PARK
REVENUE PROJECTIONS

INCOME STATEMENT I BASE (FIGURES IN THOUSANDS)	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
TOTAL REVENUE	$554	$7,673	$36,038	$52,700	$68,588
COST OF DIRECT SALES	($366)	($4,022)	($14,531)	($21,250)	($27,656)
COST OF PRODUCT RETURNS	($92)	($1,005)	($3,633)	($5,313)	($6,914)
COST OF REVENUE	($458)	($5,027)	($18,164)	($26,563)	($34,570)
GROSS PROFIT	$96	$2,645	$17,873	$26,138	$34,017
GROSS PROFIT MARGIN (%)	17.3%	34.5%	49.6%	49.6%	49.6%



GROSS PROFIT

- Cost of sales directly related to membership base and sales volume
- Gross profit margin assumptions
  - Year 1-2 : 26%
  - Year 3-5 : 50%
- Product returns assumed to reflect 25% of total sales
- Membership fees revenue flows through gross profit

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

BEAUTY PARK
PROJECTED INCOME STATEMENT

INCOME STATEMENT | BASE (FIGURES IN THOUSANDS)	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
TOTAL MEMBERSHIPS	2.3	21	72.5	92.5	125
TOTAL REVENUE	$554	$7,673	$36,038	$52,700	$68,588
REVENUE GROWTH (%)	N/A	1286%	370%	46%	30%
COST OF REVENUE	($458)	($5,027)	($18,164)	($26,563)	($34,570)
GROSS PROFIT	$96	$2,645	$17,873	$26,138	$34,017
GROSS PROFIT MARGIN (%)	17.3%	34.5%	49.6%	49.6%	49.6%
TOTAL OPERATING EXPENSES	($829)	($3,341)	($12,515)	($17,968)	($23,483)
EBITDA	($737)	($746)	($5,093)	($8,170)	($10,534)
EBITDA MARGIN (%)	(132.3%)	(9.1%)	14.9%	15.5%	15.4%

MARKETING

- Developing close relationships with top market tastemakers – This will drive customer acquisition and retention
- Tastemaker's compensation structure:
  - 50% of membership fees for initial 3 months
  - All membership subscriptions assumed to be placed through tastemakers' social platforms
- Additional marketing initiatives (advertisements, promotional events, etc.) will reflect 1% of total revenue

SCALE

- Wholesaler status expected to be achieved during Year 3, enabling substantial margin expansion
- Beauty Park can reach scale once product margin reaches 35%





This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

BEAUTY PARK
FUTURE DEVELOPMENT



ERP – Enterprise Resource Planning
Beauty Park will begin cloud-based ERP implementation increasing backend efficiency.

MOBILE PURCHASING APP
When shopping at retail store, mobile app allows members to scan product barcode for instant reviews, price comparison, and purchasing.

BEAUTY DNA KITS
Members have option to make one-time purchase of 'BEAUTY DNA KITS' to help recognize deficiencies related to skin condition, skin allergies, etc.



BEAUTY PARK
MEET THE TEAM

BRIAN PARK
CEO

- Founder of O.R.G Skincare
- Opened 2000+ retail doors which include BSG, ULTA, Urban Outfitters, Nordstrom and HSN
- Direct relationships with 100 international brands with emphasis in Asia

TIM YUN
CTO

- VP of Ecommerce at GS LOVE. Annual online revenue of $30M
- Director of Ecommerce at YMI Jeans. Annual online revenue of $7M
- Managed 50K+ product SKUs
- Managed monthly SEO budgets up to $150K

HAZUKI MIYA
CMO

- Co-founder of Palace Beauty Galleria, highest-grossing Asian beauty supply retailer in U.S.
- Curated catalog of 20K+ SKUs
- Managed business relationships with 150+ brands

NICOLE CUTRIGHT
Marketing

- Launched Rachel Zoe's Box of Style, a membership-based lifestyle beauty box
- Grew Box Of Style members to 30K+ active paying members




14%
45%
20%
21%
Sales & Marketing
Inventory
Adminstrative
Web Dev

USE OF FUNDS
SEED ROUND

WEB DEVELOPMENT
- UI/UX Update
- Complete Brand Plug and Play
- Develop Smart-Matching

MARKETING
- Activate SEO and PPC
- Activate 250 influencer collaborations
- Activate 10 local pop-up events

MERCHANDISING
- Activate 300 brands

MEMBERSHIP
- Register 1500 active members

SALES
- Generate $1M+ in gross sales

BEAUTY PARK





THANK YOU

www.beautypark.com

@shopbeautypark

EXHIBIT E
Video Transcript